Faegre Drinker Biddle & Reath LLP

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September 23, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ken Ellington

Re:	Mirae Asset Discovery Funds (the “Trust”) (Registration Nos. 333-166018 and 811-22406)

Dear Mr. Ellington:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on August 25, 2022 relating to the Trust’s April 30, 2022 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on July 8, 2022. For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Trust’s response. Except for Comment No. 5, all disclosure changes will be reflected in future shareholder reports or registration statements, as applicable.

1.              Comment: Please add a footnote to the financial highlights table for Class A shares stating that sales loads are not reflected in total returns in accordance with Instruction 3(b) of Item 13 of Form N-1A.

Response: The Trust will include this disclosure in the financial highlights table.

2.              Comment: Please update the recoupment language in the notes to the financial statements to match the disclosure in the Trust’s prospectus which states that “amounts recaptured under the [fee waiver and expense reimbursement] agreement, if any, are limited to the lesser of (i) the expense limitation in effect at the time of the waiver or reimbursement and (ii) the expense limitation in effect at the time of the recapture” and ensure that the recoupment language is consistent throughout the disclosure documents.

Response: The Trust will include this disclosure in the notes to the financial statements and review the recoupment language throughout the Trust’s disclosure documents to ensure consistency.

3.              Comment: Please include a statement that additional information about the trustees and officers is included in the Statement of Additional Information. See Item 27(b)(6) of Form N-1A.

Response: The Trust will include this disclosure in the shareholder report.

4.              Comment: In the “Trustees and Officers” section of the Annual Report, please provide the address and term of office for each trustee and officer as required by Item 17(a)(1) of Form N-1A.

Response: The Trust will include this disclosure in the shareholder report.

5.              Comment: Form N-CEN Item B.22. for the period ended April 30, 2022 for the Emerging Markets Fund indicates that the Fund had a net asset value (“NAV”) error during the period. However, the SEC Staff did not locate language in the financial statements regarding the NAV error. Please describe the nature and circumstances of the error, associated disclosure and controls implications, mitigating actions and amounts reimbursed, if any. If amounts have been reimbursed, please explain, citing Regulation S-X and other accounting guidance why the Fund has not disclosed these amounts in its financial statements.

Response: On July 26, 27 and 28, 2021, the Emerging Markets Fund reported a NAV that was incorrect due to a trade in an initial public offering that was not timely submitted by the Fund’s subadviser to the Trust’s administrator to be booked into the NAV. The trade was identified by the Fund’s subadviser and submitted on July 29, 2021. An analysis of shareholder trade activity identified twelve shareholder trades during the period, and shareholder activity was reprocessed by the Fund’s transfer agent using the revised NAVs. There was a net gain of $773.73 to the Emerging Markets Fund, and no reimbursement was necessary.

The preceding comments and related responses have been provided by and discussed with management of the Trust.

The Trust hereby acknowledges that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure in the Annual Report; (2) comments of the SEC Staff or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Annual Report; and (3) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (215) 988-3307 if you have any questions regarding the Trust’s responses.

Very truly yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann